650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 17, 2015

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Maryse Mills-Apenteng David Edgar Patrick Gilmore Luna Bloom

Re:	Xactly Corporation Draft Registration Statement on Form S-1 Submitted April 23, 2014 CIK No. 1322554

Ladies and Gentlemen:

On behalf of our client, Xactly Corporation (“Xactly” or the “Company”), we hereby confidentially submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) a revised draft of the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on April 23, 2014. Please note that the revised Registration Statement now includes the Company’s audited financial statements and related disclosure updates for the fiscal year ended January 31, 2015.

Please direct any questions with respect to this confidential submission to me at (650) 493-9300 or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael E. Coke

Michael E. Coke

cc:	Christopher W. Cabrera, Xactly Corporation
Joseph C. Consul, Xactly Corporation
Colleen M. Pouliot, Xactly Corporation
Donna M. Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.
Alan F. Denenberg, Davis Polk & Wardwell LLP

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